April 8, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arcos Dorados Holdings Inc.
Registration Statement on Form F-1
Registration File No. 333-173063

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Arcos Dorados Holdings Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. (Washington, D.C. time) on April 8, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 7,700 copies of the Company’s Preliminary Prospectus issued March 25, 2011, through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated
Itau BBA USA Securities Inc.
Citigroup Global Markets Inc. as Representatives of the several Underwriters

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
on behalf of the Representatives

	By:	/s/ Palma Mazzolla
Name: Palma Mazzolla
Title: Director